May 19, 2005

By Facsimile (310) 556-2920 and U.S. Mail

Janet S. McCloud
Christensen, Miller, Fink, Jacobs
     Glaser, Weil & Shapiro, LLC
10250 Constellation Blvd.
Los Angeles, California 90067

Re:  	General Motors Corporation
	Schedule TO-T filed by Tracinda Corporation on May 9, 2005
	File No. 005-42630

Dear Ms. McCloud:

      We have the following comments on the above referenced filing.

Schedule TO-T

1. We note that Mr. Kerkorian is the sole stockholder of Tracinda Corporation and is the company`s Chief Executive Officer, President and sole director. Rule 14d-1(c)(1) requires persons "on whose behalf" the tender offer is being made to be included as bidders. Refer to Section II. D. 2. of the Division of Corporation Finance`s
Current Issues and Rulemaking Projects outline, which is available on our website, www.sec.gov, for further guidance. Accordingly, please revise your Schedule TO to include Mr. Kerkorian as a filing person or advise. In addition, revise to ensure that all of the disclosure as to Mr. Kerkorian individually required by Schedule TO is included in the Offer to Purchase.

Item 10. Financial Statements
2. We disagree with your conclusion that financial statements are not required in the context of this tender offer. Instruction 2 to Item
10 of Schedule TO-T describes those circumstances in which financial statements are not considered material in the context of a tender offer. Tracinda Corp. is not a reporting company under Section 13(a)
or 15(d) of the Securities Exchange Act of 1934 and this is a partial offer. Therefore, the presumption of non-materiality does not apply in the context of this offer. Please revise to include the financial statements required by Item 10 of Schedule TO. Note that to the extent you add additional bidders in response to comments above, you must provide all of the disclosure, including the required financial statement disclosure, as to each.
3. See the last comment above. Advise how you will disseminate the revised offer materials, in light of the materiality of the financial statements omitted in the original offer materials.

Offer to Purchase

Summary Term Sheet, page 1
4. You should prominently disclose, including in the Summary section, that the offer price is below the recent high trading prices for General Motors shares. In this regard, we note that those shares traded at a high of $40.80 during the first quarter of 2005, and at a high of $32.96 during the second (most recent) quarter. Where you provide disclosure about the offer price and how it relates to recent
(select) trading prices, include this balancing disclosure as well.

Summary Term Sheet - What effect will General Motors` regular quarterly dividend have on the purchase price?, page 2
5. The disclosure here is unclear because it begs the question of whether the record date for the dividend distribution will be before or after the close of this tender offer. That is, if a GM shareholder tenders his or her shares into this offer, which is set to expire on June 7, 2005, will he or she be considered a record holder for purposes of receiving the annual dividend? Or will the bidder in this offer likely receive the dividend? Although we know you do not set the record date, we believe the disclosure here should be clarified to explain how this will be determined.
6. See the last comment above. The disclosure on page 20 of the Offer to Purchase states that you will not adjust the offer price if
General Motors does not set a record date for its dividend which is prior to the expiration date. This seems to suggest that you will adjust the offer price if General Motors sets a record date that is before the expiration of the offer. This in turn seems to conflict with the disclosure in this section. Please revise or advise.
7. See the last comment above. The disclosure in this section is also unclear because it implies that shareholders on the record date will receive the annual dividend, no matter the amount of that dividend. It is not until the last page of the Offer to Purchaser that you state that the purchase price will be reduced to the extent that the quarterly dividend exceeds $.50 per share (with some exceptions). Please clearly describe how the amount of the quarterly dividend impacts the offer price in a prominent place in the summary section.
8. See the last two comments above. Note that it is our view that if the offer price is adjusted because of the amount of the dividend or the record date, we view this as a material change in the terms of the offer that may require an extension and dissemination of revised offer materials. Please confirm your understanding supplementally.

Section 2. Procedure for Tendering Shares, page 7
9. We refer you to the disclosure in the second paragraph on page
10.
There, you state that Tracinda reserves the right to reject tendered shares if it cannot exercise full voting rights with respect to them at any meeting of stockholders. Whether or not a meeting will occur before the expiration of this offer, this offer term violates Rule 14d-10 because it bars shareholders who are not record holders for purposes of a particular meeting, or consent date, from participating in this offer. Please revise.

Section 12.  Conditions to the Offer, page 16
10. While you may condition your tender offer on any number of conditions, those conditions must be clearly and specifically described in your offer materials and must be outside of your control.  We are concerned that many of the listed offer
conditions
are so broadly drafted as to potentially render this offer
illusory,
and to make it impossible for a General Motors shareholder to determine what events or occurrences will allow you to terminate
it.
Please generally revise to narrow your conditions, quantifying where
possible.  The following lists examples of some offer conditions which we believe are problematic because of their breadth or lack of
specificity; however, this is not intended to be an exhaustive list,
and we urge you to examine and revise this section generally:
(a)(iii) 		Quantify what is a "material change" for purposes
of
this condition.
(a)(v)   	Quantify "material decrease."
(b)        	This condition is so broadly drafted as to
essentially
allow you to assert it under any circumstances. For example,
Tracinda
may assert this offer condition when it becomes aware of any
"fact"
that "may" have an [unquantified] negative impact on the value of
General Motors` shares.
(d)  	This offer condition, as currently drafted, would appear
to
allow you to terminate the tender offer based on voluntary actions by
the bidder.
(e)  	This offer condition would appear to be implicated by
current Federal securities laws applicable to tender offers. For example, if an SEC rule "might" require you under certain circumstances to extend the offer, and thereby resulting in a "delay" in its consummation, this offer condition would appear to be triggered. In addition, (e)(iii) refers to events that "could" materially adversely affect you or any of your subsidiaries or affiliates, without identify these individuals or entities.



11. You disclose that your failure at any time to exercise your rights associated with the offer conditions shall not be deemed a waiver of your rights and that you may assert your rights at any time and from time to time. If you believe that one of the listed offer conditions has been "triggered" while your offer is pending, please be aware that you must immediately inform shareholders as to how you intend to proceed. That is, you must decide and communicate to General Motors security holders immediately whether you will waive the condition and proceed with the offer, or "assert" it to terminate the offer. You may not, as your disclosure suggests, wait until the scheduled expiration date to terminate the offer based on an event that occurred on the second day of the offer. This is particularly important given the subjective nature of many of your offer conditions. Please confirm your understanding supplementally.

Letter of Transmittal
12. Unless required by state securities laws, please revise your letter of transmittal to remove all representations that may suggest to a security holder that it is waiving its rights under the federal securities laws. This includes representations that the investor understands the terms of this offer. If you believe this is required by state law, please advise.

Closing
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      To the extent you add new bidders in response to our comments above, please provide these acknowledgements as to them as well. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your Schedule TO-T in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

         	               					Very truly
yours,



                 	          					Jeffrey B.
Werbitt
							Attorney-Advisor
							Office of Mergers and
Acquisitions

cc: 	Richard E. Sobelle, Esquire
      Tracinda Corporation
      150 South Rodeo Drive, Suite 250
      Beverly Hills, California 90212





??

??

??

??

Janet S. McCloud, Esquire
May 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE